Exhibit (a)(1)(E)
Form of Reminder E-mail
The BigBand Networks, Inc. offer to exchange certain outstanding options for restricted stock units (referred to as the “offer”) is still currently open. Please note that the offer will expire at 9:00 p.m., Pacific Time, on November 18, 2010, unless we extend the offer.
According to our records, you have not yet submitted an election for your eligible options. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, you must submit a properly completed election via the BigBand offer website at https://bigband.equitybenefits.com or to BigBand Networks by fax at (650) 362-9528 no later than 9:00 p.m., Pacific Time on November 18, 2010 (unless the offer is extended).
Only elections that are properly completed, signed (electronically or otherwise), dated and actually received by BigBand by the deadline will be accepted. Responses submitted by any other means, including email, hand delivery, interoffice and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to the BigBand Option Exchange Call Center by phone at (800) 764-7114 or (408) 912-1683 or email at equityoffer@bigbandnet.com.
This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units; (2) the email from Amir Bassan-Eskenazi, our Chief Executive Officer, President and Co-Founder, dated October 21, 2010; and (3) the election form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting the BigBand Option Exchange Call Center by phone at (800) 764-7114 or (408) 912-1683 or email at equityoffer@bigbandnet.com.